Exhibit 99.60

First Phosphate Announces Initial Payment Under Long-Term Offtake Agreement for Phosphate Concentrate

Saguenay, Quebec--(Newsfile Corp. - January 6, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce an initial payment under an amendment made to its existing, long-term phosphate concentrate offtake agreement in the form of letter of intent (the “LOI”) with an existing partner (the “Purchaser”).

The Purchaser has agreed to provide a lump-sum pre-payment (the “Lump-sum pre-payment”) equivalent to US $530,000 to First Phosphate to assist the Company in advancing the Bégin-Lamarche phosphate mining project to a feasibility study and an eventual production decision.

First Phosphate completed a Preliminary Economic Assessment on its Bégin-Lamarche phosphate project on December 4, 2024, which recommended, among other things, additional drilling and exploration work to convert certain inferred mineral resources to indicated mineral resources and certain indicated mineral resources into measured mineral resources. First Phosphate is currently in the process of completing a 30,000-metre drill program, which is expected to be completed by April 2026, to finalize the geological model relative to its mineral resources upon which a decision will be made with respect to proceeding with a feasibility study. If First Phosphate decides not to advance to a feasibility study or makes a negative production decision, the Lump-sum pre-payment shall be refundable to the Purchaser.

In other news, Under the collaboration agreement signed on April 9, 2024, the Company has issued 240,132 shares to Pekuakamiulnuatsh First Nation for the exploration and development expenditures undertaken by the Company on the First Nation’s lands in calendar 2025.

Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of First Phosphate and a Qualified Person under National Instrument 43-101 - Standards of Disclosure of Mineral Projects (“NI 43-101”).

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral exploration, development and cleantech company dedicated to examining and ultimately building and onshoring a vertically integrated mine-to-market lithium iron phosphate (LFP) battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and national security.

First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, Canada is a North American rare igneous phosphate resource yielding high-purity phosphate with minimal impurities.

Media & Investor Contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information.” Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: receipt by the Company of the lump-sum pre-payment and the use of the lump-sum pre-payment proceeds; the timeline for completion of, and results from the current drill program; the parties entering into a definitive agreement and the terms of such agreement; and the Company’s plans for building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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